

June 11, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 17, 2009**
> **Schedule 14A Filed March 23, 2009**
> **Response Letter Dated April 14, 2009**
> **File No. 1-14901**

Dear Mr. Lyons:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Filed March 23, 2009

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis

2008 Performance Goals and Objectives, page 27

2.   We note your statement in your response to our prior comment 4 that "[o]n pages 27 and 28 of the Proxy Statement, we stated the individual performance goals and objectives for our named executive officers. It should be noted that these goals and objectives only relate to one of the factors which the compensation committee may consider in exercising negative discretion to reduce an award under the short-term incentive plan." Please revise your disclosure to clarify that the goals

and objectives presented are only relevant for purposes of exercising negative discretion under the short-term incentive plan, since that is currently unclear on pages 27 and 28.

3.   We note your statement in your response to our prior comment 4 that "[m]ost of the individual performance goals, other than the financial EBITDA goal … were qualitative and subjective" and thus "the Company is not required to provide a quantitative performance target for such qualitative goals." However, some of the other goals mentioned on pages 27 to 28 appear to be quantitative in nature, for example safety incidence rate, production rates, and financial margins and market share for coal. Please explain to us your basis for omitting each of these goals, to the extent that they are quantitative goals.

4.   We note your discussion in your response to our prior comment 4 of potential competitive harm with regard to "projected" EBITDA and "projected" net income. It appears that this discussion may apply only with regard to performance periods that have not yet passed at the time the disclosure is being made. Please explain to us why there would be a competitive harm concern with regard to performance periods that have been completed.

Short-Term Incentive Compensation, page 29

5.   We note your response to our prior comment 5. Please enhance your disclosure concerning the Short-Term Incentive Compensation Plan to explain more clearly and directly that negative discretion was in fact exercised with regard to payout amounts, and state the amounts by which the payouts were reduced as a result of negative discretion.

6.   We note your response to our prior comment 6. Please see our comment 4 above and explain to us why there would be a competitive harm concern with regard to performance periods that have been completed.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director